Exhibit 99.1

Country Style Cooking Announces Receipt of Preliminary Non-Binding "Going Private" Proposal

CHONGQING, China, Aug. 14, 2015 /PRNewswire/ -- Country Style Cooking Restaurant Chain Co., Ltd (NYSE:CCSC) ("Country Style Cooking" or the "Company"), a fast-growing quick service restaurant chain in China, today announced that its Board of Directors (the "Board") has received a non-binding proposal letter, dated August 14, 2015, from Ms. Hong Li, Co-Founder and Chairwoman of the Board, Mr. Xingqiang Zhang, Co-Founder, Chief Executive Officer and Director of the Company, and Sky Success Venture Holdings Limited, proposing a "going-private" transaction (the "Transaction") to acquire all of the outstanding ordinary shares of the Company not already owned by Ms. Li, Mr. Zhang and Sky Success Venture Holdings Limited or their respective affiliates for $5.23 in cash per American depositary share ("ADS"), each representing four ordinary shares. The proposed purchase price represents a premium of 18.9% to the closing trading price of the Company's ADS on August 13, 2015, the last trading day prior to the date hereof.

Ms. Li, Mr. Zhang, Sky Success Venture Holdings Limited and their respective affiliates currently beneficially own an aggregate of approximately 56.9% of the Company's total issued and outstanding shares.

According to the proposal letter, Ms. Li, Mr. Zhang and Sky Success Venture Holdings Limited intend to fund the consideration payable in the Transaction with a combination of debt and equity capital.

The Board has formed a special committee comprised of independent and disinterested directors. The special committee is composed of Messrs. Li-Lan Cheng, Winston Jin Li and Eric Haibing Wu, who are independent directors of the Company and are unaffiliated with the Transaction. Mr. Li-Lan Cheng will be the chairman of the special committee. The Board has authorized the special committee to retain independent legal and financial advisors to assist it in evaluating the Transaction.

The Board cautions the Company's shareholders and others considering trading in its securities that the Board just received the non-binding proposal letter from Ms. Li, Mr. Zhang and Sky Success Venture Holdings Limited and no decisions have been made with respect to the Company's response to the Transaction. There can be no assurance that any definitive offer will be made, that any agreement will be executed or that this or any other transaction will be approved or consummated. The Company does not undertake any obligation to provide any updates with respect to this or any other transaction, except as required under applicable law.

About Country Style Cooking Restaurant Chain Co., Ltd.

Country Style Cooking Restaurant Chain Co., Ltd. (NYSE: CCSC) ("Country Style Cooking") is a fast-growing quick service restaurant chain in China, offering delicious, everyday Chinese food to customers who desire fast and affordable quality meals. Country Style Cooking directly operates all of its restaurants and is the largest quick service restaurant chain in Chongqing municipality, home to Sichuan cuisine, one of the best-known Chinese regional cuisines. Additional information about Country Style Cooking can be found at http://ir.csc100.com.

Safe Harbor Statements

All statements other than statements of historical fact contained in this release, including statements regarding future results of the operations of the Company are forward-looking statements, which are made under the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements are subject to a number of risks, uncertainties and assumptions that could cause actual results to differ materially. Uncertainties and assumptions, and the forward-looking events and circumstances discussed in this release are inherently uncertain and may not occur, and actual results could differ materially and adversely from those anticipated or implied in the forward-looking statements. Accordingly, you should not rely upon forward-looking statements as predictions of future events. The Company does not undertake any obligation to update publicly or revise any forward-looking statements for any reason after the date of this release, nor to conform these statements to actual results, future events, or to changes in the Company's expectations.

Annex A

August 14, 2015
The Board of Directors
Country Style Cooking Restaurant Chain Co., Ltd.
No. 19 Yunshan South Road
Yubei District, Chongqing
People's Republic of China
The People's Republic of China

Dear Sirs:

Ms. Hong Li, Co-Founder and Chairwoman of the Board of Directors of Country Style Cooking Restaurant Chain Co., Ltd. (the "Company"), Mr. Xingqiang Zhang, Co-Founder, Chief Executive Officer and director of the Company and Sky Success Venture Holdings Limited (together, the "Buyer Group") are pleased to submit this preliminary non-binding proposal to acquire all outstanding ordinary shares (the "Shares") of the Company not beneficially owned by the Buyer Group in a going-private transaction (the "Acquisition"). Our proposed purchase price for each American depositary share of the Company ("ADS", each representing four Shares) is $5.23 in cash. The Buyer Group and their respective affiliates beneficially own approximately 56.9% of all the issued and outstanding Shares of the Company.

We believe that our proposal provides an attractive opportunity for the Company's shareholders. Our proposed purchase price represents a premium of approximately 18.9% to the closing trading price of the Company's ADSs on August 13, 2015, the last trading day prior to the date hereof.

The terms and conditions upon which we are prepared to pursue the Acquisition are set forth below. We are confident in our ability to consummate an Acquisition as outlined in this letter.

1.	Buyer Group. Members of the Buyer Group intend to enter into a consortium agreement, pursuant to which members of the Buyer Group will agree to, among other things, cooperate in connection with implementing the Acquisition, and work with each other on an exclusive basis in pursuing the Acquisition. The contemplated consortium agreement will obligate the Buyer Group members to (i) vote for the proposed Transaction and not take any action inconsistent with it, (ii) not transfer any of their respective shares in the Company unless as otherwise permitted under the Consortium Agreement, and (iii) vote against any competing proposal or matter that would facilitate a competing proposal.

2.	Purchase Price. The consideration payable for each ADS will be $5.23 in cash, or $1.3075 in cash per Share (in each case other than those ADSs or Shares beneficially owned by members of the Buyer Group or their affiliates that will be rolled over in connection with the Acquisition).

3.	Financing. We intend to finance the Acquisition with a combination of debt and equity capital. Equity financing will be provided from the Buyer Group members and any additional members we accept into the Buyer Group in the form of cash and rollover equity in the Company. Debt financing is expected to be provided by third-party loans, if required. We are confident that we can timely secure adequate financing to consummate the Acquisition.

4.	Due Diligence. We believe that we will be in a position to complete customary due diligence for the Acquisition in a timely manner and in parallel with discussions on the definitive agreements. We would like to ask the board of directors of the Company (the "Board") to accommodate such due diligence request and approve the provision of confidential information relating to the Company and its business to possible sources of equity and debt financing subject to a customary form of confidentiality agreement.

5.	Definitive Agreements. We are prepared to promptly negotiate and finalize the definitive agreements (the "Definitive Agreements") providing for the Acquisition and related transactions. This proposal is subject to execution of the Definitive Agreements. These documents will include provisions typical for transactions of this type.

6.	Process. We believe that the Acquisition will provide superior value to the Company's shareholders. We recognize that the Board will evaluate the Acquisition independently before it can make its determination to endorse it. Given the involvement of Ms. Li, Mr. Zhang and Sky Success Venture Holdings Limited in the Acquisition, we expect that the independent, disinterested members of the Board will proceed to consider the proposed Acquisition.
In considering our offer, you should be aware that the Buyer Group is interested only in acquiring the outstanding Shares that members of the Buyer Group and their respective affiliates do not already beneficially own, and that the Buyer Group does not intend to sell their stake in the Company to any third party.

7.	Confidentiality. The Buyer Group will, as required by law, promptly file a Schedule 13D with the U.S. Securities and Exchange Commission to disclose this proposal. However, we are sure you will agree with us that it is in all of our interests to ensure that we proceed in a strictly confidential manner, unless otherwise required by law, until we have executed the Definitive Agreements or terminated our discussions.

8.	No Binding Commitment. This proposal constitutes only a preliminary indication of our interest, and does not constitute any binding commitment with respect to the Acquisition. A binding commitment will result only from the execution of Definitive Agreements, and then will be on terms and conditions provided in such documentation.
In closing, we would like to express our commitment to working together to bring this Acquisition to a successful and timely conclusion. Should you have any questions regarding this proposal, please do not hesitate to contact us.

Sincerely,

Ms. Hong Li

Mr. Xingqiang Zhang

Sky Success Venture Holdings Limited

Name: Zhiyun Peng
Title: Director

Contact:

Country Style Cooking Restaurant Chain Co., Ltd.
Phone: +86-23-8866-8866
E-mail: ir@csc100.com

ICR Inc.
Bill Zima
Phone: +86-10-6583-7511 or +1-646-328-2520
E-mail: bill.zima@icrinc.com